Exhibit 12

WYNDHAM WORLDWIDE CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)

	Six Months Ended June 30,
	2008	2007

Earnings available to cover fixed charges:
Income before income taxes	$229	$293
Plus: Fixed charges	112	95
Amortization of capitalized interest	11	6
Less: Capitalized interest	10	12

Earnings available to cover fixed charges	$342	$382

Fixed charges (*):
Interest, including amortization of deferred financing costs	$97	$83
Interest portion of rental payments	15	12

Total fixed charges	$112	$95

Ratio of earnings to fixed charges	3.05x	4.02x

(*)	Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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